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FOR DISCUSSION PURPOSES ONLY                                          5/4 DRAFT
                           PRELIMINARY STATUS REPORT
                              BOARD OF DIRECTORS
                            STAR GAS PARTNERS, L.P.

     Petro management and its advisors have been working on a proposed transaction between Petro and Star for over a year. Star Committee has engaged Baker & Botts, LLP as its counsel and A.G. Edwards & Sons, Inc. as its financial advisor. After one month of preliminary due diligence and review, the Committee and its advisors better understand and appreciate the complexity of the proposed transaction and the amount of hard work and creativity dedicated to this proposal.

     During the past year, both parties have experienced management changes and adverse weather conditions. During this period, Petro has suspended its common dividends and its publicly held common shares have traded down. Star's publicly held common units have traded flat to slightly up, but Star has made distributions to its common unitholders and its subordinated unitholders (that is, Petro) even though such distributions exceeded distributable cash flow (that is, Star returned capital). The Star Committee notes that Petro's capital constraints have effectively eliminated its historic acquisition program while Star has demonstrated a far more viable acquisition program.

     In light of these and other significant changes in relative performance, market conditions and strategic rationale for the proposed transaction, the Star Committee (after considering the preliminary report of A.G. Edwards and consulting with counsel), proposes a re-examination, restructuring and repricing of the proposed transaction between Petro and Star.

     Subject to further diligence and assuming no material adverse changes in the parties or in market conditions, the Star Committee proposes:

     (A)  Star Partnership Agreement. Appropriate steps should be initiated
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          to amend the Star Partnership Agreement as of the closing date
          (assumed to be September 30, 1998) in order to:

          (A-1) raise the future required minimum quarterly distribution ("MQD") for common unitholders from $2.20 per annum to $2.30 per annum;

          (A-2) authorize a new class of senior subordinated units which shall be junior to all present and future common units, but senior to the present subordinated units; and

          (A-3) prohibit the payment of any future distributions to senior subordinated unitholders and to subordinated unitholders except from net distributable cash
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                flow available for such period after first paying MQD to the common unitholders for such period plus any cumulative common unit arrearages.

     (B)  Definitive Transaction Agreement. A draft of the definitive
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          transaction agreement should be prepared by Petro for Star Committee's careful consideration (and for future submission to the Board of Directors and common unitholders of Star and to the Board of Directors and shareholders of Petro for approval) setting forth the following steps:

          (B-1) At closing of the Transaction, Star shall be obligated to pay to Petro or assume from Petro a "Maximum Aggregate Consideration" of [$390 million] consisting of (A) the total consideration paid to Petro's common shareholders calculated at [26,563,000] Petro common shares at [$ _________] per share; (B) the principal amount of Petro's total debt and preferred stock outstanding just prior to closing and any refinancing of such debt or preferred stock; and (C) any premiums paid above and beyond the principal amount of such debt and preferred stock to redeem, exchange, defease or otherwise cancel these liabilities. In addition, the distributions made to the Petro common shareholders and the refinancing of any assumed debt or preferred stock may not result in more than [10,300,000] common units outstanding at closing and must result in at least [$125 million] of new debt carrying an interest rate of no greater than [8.50%] having been closed prior to, or simultaneous with, the closing of this Transaction.

          (B-2) Prior to the closing of the Transaction, in return for the Maximum Aggregate Consideration defined in (B-1), Petro shall represent, warrant and agree that:

                (A) Petro shall set up appropriate reserves and fund the
                    following:

                    (1)  off-balance sheet pension liabilities of [$5 million],
                    (2) off-balance sheet tax liabilities relating to Pearl of [$3.5 million],
                    (3) surplus cash available for distributions equal to [$1.10] per new common unit issued,
                    (4) all of the Transaction costs, including the gross spread on Star's new MLP equity and debt; financial advisory fees and fairness opinions for Petro and Star; legal, accounting and printing fees for Petro and Star; all exchange and solicitation fees related to the retirement or redemption of Petro's debt and preferred stock; all appraisals and environmental reports; all rating agencies and bank fees; and all other out-of-pocket costs and expenses associated with the Transaction, and
                    (5) any "Unearned MQD" monies that Petro wishes to have available for payment to senior subordinated or subordinated unitholders following the closing of the Transaction.

                (B) Petro shall have no borrowed money debt of any kind
                    outstanding other than any such amounts included in (B-1);
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                (C) Petro shall have no preferred stock of any kind outstanding other than any such amounts included in (B-1);

                (D) Petro shall have transferred to Star a minimum of
                    [2,000,000] of its subordinated units free and clear for cancellation;

                (E) Petro shall have a minimum balance of cash of [$500,000], a positive working capital balance (subject to further due diligence), and a total common shareholders' deficit on its balance sheet of no greater than [$_______million], all as of the closing.

          (B-3) In the event Petro is unable or unwilling to represent and warrant each of the matters set forth in (B-2), then the Maximum Aggregate Consideration set forth in (B-1) shall be reduced on a dollar-for-dollar basis.